UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001- 38852

RUHNN HOLDING LIMITED

Floor 11, Building 2, Lvgu Chuangzhi Development Center

788 Hong Pu Road

Jianggan District, Hangzhou 310016
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit Index

Exhibit 99.1 — Press Release: Ruhnn Enters into Definitive Agreement for “Going Private” Transaction.
Exhibit 99.2 — Agreement and Plan of Merger, dated February 3, 2021, by and among Ruhnn Holding Limited, RUNION Holding Limited and RUNION Mergersub Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUHNN HOLDING LIMITED

Date: February 3, 2021	By:	/s/ Jacky Jinbo Wang
	Name:	Jacky Jinbo Wang
	Title:	Chief Financial Officer